


Consolidated Financial Statements
Audited


BALANCE SHEETS

As of December 31,		2025		2024
Assets				
Current Assets				
Cash	$	302,708	$	193,154
Trade A/R - net		19,636		6,078
Inventory		74,971		73,547
Other Current		47,914		47,502
Total Current Assets		445,229		320,281
PP&E, net of accumulated depreciation		117,090		521,625
Intangibles		173,467		185,857
Right-of-use assets, operating lease		26,348		334,717
Total Assets	$	**762,133**	$	**1,362,479**
Liabilities and Equity				
Current Liabilities				
Accounts Payable	$	586,133	$	381,895
Wages Payable		114,776		134,250
Operating Lease, current		26,706		311,942
Interest Payable		1,062,388		669,570
Line of Credit		352,517		275,417
Current Portion LTD, net of discount		5,826,444		3,855,430
Unearned Revenue		761,465		-
Other Current Liabilities		307,843		693,717
Total Current Liabilities		9,038,272		6,322,219
Deferred Tax Liability		233,007		233,007
Operating lease - net of current portion		-		26,706
Long Term Debt - net of current portion		2,567,431		3,731,010
Total Liabilities		**11,838,710**		**10,312,941**
Stockholders' Equity				
Common Stock, par value		482		482
Additional Paid-in Capital		19,399,819		18,501,549
Accumulated Deficit		(28,849,003)		(25,826,557)
Non-Controlling Interest		(1,627,875)		(1,625,936)
Total Equity		**(11,076,576)**		**(8,950,462)**
Total Liabilities and Equity	$	**762,133**	$	**1,362,479**


See accompanying notes to the financial statements




INCOME STATEMENT

For the Years Ended December 31,		2025		2024
Gross Revenue	$	1,113,154	$	733,981
Net Sales		1,113,154		733,981
Cost of Goods Sold		385,112		65,676
Total Cost of Goods Sold		385,112		65,676
Gross Profit		**728,042**		**668,306**
Salaries and Benefits		1,712,412		1,281,241
Salaries and Benefits (R&D)		68,169		167,238
R&D		40,853		122,956
Advertising and Marketing		32,353		77,786
Professional Services - Accounting and Tax		53,200		33,315
Professional Services - Legal		10,646		16,297
Travel and Entertainment		35,157		32,873
Rent		320,017		288,905
Utilities		61,714		63,865
Outside Services - Production and Office Expenses		338,206		392,770
Shop Related		6,571		8,774
Depreciation		268,023		414,122
Total Expenses		2,947,321		2,900,141
Operating Income (Loss)		**(2,219,279)**		**(2,231,835)**
Foreign Exchange (Gain) Loss		1,563		2,281
Interest (Income)		(1,566)		(6,676)
Other (Income)		(8,251)		(749)
Interest Expense		541,752		362,733
Amortization of Intangibles and Loan Fees		34,990		63,199
Inventory Obsolescence		5		-
Impairment Loss - Leasehold Improvements		236,613		-
Income before income taxes		**(3,024,385)**		**(2,652,625)**
Deferred Tax Expense		-		-
Net Income (Loss)	$	**(3,024,385)**	$	**(2,652,625)**
EBITDA		*(2,181,186)*		*(1,819,247)*

See accompanying notes to the financial statements



Consolidated Statement of Shareholders' Equity
For the Years Ended December 31, 2025 and December 31, 2024

	Common Shares Shares	Amount $ 0.00001 par value	Paid-In Capital	Shares to be issued	Accumulated Deficit 62.87%	Non-Controlling Interest 37.13%	Shareholders' Deficit
Balance - December 31, 2023	47,547,434	$ 477	$ 17,665,820	$ 2,047	$ (23,176,789)	$ (1,623,079)	(7,131,525)
Shares issued for cash							-
Shares Issued related to AP settlement	14,000	0.14	21,000				21,000
Shares issued related to Reg CF offering	156,424	1.56	80,744				80,746
Offering Costs			(9,422)				(9,422)
Shares to be issued related to Reg CF offering				(2,047)			(2,047)
Shares Issued upon warrant exercise	294,288	2.94	132,770				132,773
Share-based compensation			175,094				175,094
Warrants issued in conjunction with asset acquisition			185,857				185,857
Business combination with FiSC LLC			249,686				249,686
Net Income (Loss)					(2,649,768)	(2,857)	(2,652,625)
Balance - December 31, 2024	48,012,146	482	18,501,549	-	(25,826,557)	(1,625,936)	(8,950,462)
Shares issued for cash							-
Shares Issued related to AP settlement	4,000	0.04	6,000				6,000
Shares Issued upon warrant exercise	1,536	0.02	1				1
Share-based compensation			523,385				523,385
Issuance of warrants			368,884				368,884
Net Income (Loss)					(3,022,446)	(1,938)	(3,024,384)
Balance - December 31, 2025	48,017,682	482	19,399,819	-	(28,849,003)	(1,627,875)	(11,076,576)

See accompanying notes to the financial statements



WHOOSHH INNOVATIONS

Consolidated Financial Statements

Audited

STATEMENT OF CASH FLOWS

For the Years Ended December 31,	2025	2024
Cash Flows from Operating Activities:		
Net Income (loss)	$ (3,024,385)	$ (2,652,625)
Adjustments to reconcile net income		
to net cash used in operating activities:		
Depreciation Expense	268,023	414,122
Impairment Loss of Leasehold Improvement	236,613	-
Amortization of Intangibles, loan fees and debt discount	34,990	63,199
Inventory Obsolescence	5	-
(Gain) Loss on settlement of debt	1,000	-
Shares based compensation	523,385	175,094
Decrease (increase) in operating assets		
Accounts Receivable	(13,558)	78,041
Inventory	(1,429)	3,710
Other assets	(412)	(3,306)
Increase (decrease) in operating liabilties		
A/P and accrued liabilities	582,643	50,174
Operating lease liability	(3,574)	4,313
Unearned Revenue	761,465	-
Other current liabilities	(32,392)	371,764
Net cash provided by (used in) operating activities	(667,626)	(1,495,514)
Cash flows from investing activities:		
Proceeds from (Purchases of) PP&E	(100,100)	(28,422)
Net cash (used) provided by investing activities	(100,100)	(28,422)
Cash flows from financing activities:		
Proceeds from Reg CF, net offering costs	-	71,323
Shares to be issued, Reg CF Offering	-	(2,047)
Proceeds from/(Repayments of) debt	877,278	1,583,998
Proceeds from warrant/note/option exercise	1	59,440
Net cash provided (used) by financing	877,279	1,712,715
Net decrease in cash and cash equiv.	**109,554**	**188,779**
Cash and cash equivalents, and restricted cash, beg of period	193,154	4,375
Cash and cash equivalents, and restricted cash, end of period	**$ 302,708**	**$ 193,153**
Supplemental disclosures:		
Noncash investing & financing activities disclosure:		
Common shares issued for AP settlement	$ 6,000	$ 21,000
Cashless warrant exercise (in cojuntion with debt)		73,333
Recognition of ROU asset and lease liability		650,447
APIC increase from acquisition		249,686

See accompanying notes to the financial statements



Note 1 – NATURE OF OPERATIONS

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018, and has two subsidiaries, Fish Transport Systems LLC, and FISC LLC. The company previously operated as a limited liability company formed in the State of Washington and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company. FISC LLC is a wholly owned subsidiary of Whooshh Innovations Inc. It operates as a master leaseholder for two buildings leased from the Port of Seattle and subleases space within those buildings to various subtenants.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Lease Policy

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2024. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

	For the Year Ended December 31,	
Consolidated Statement of Shareholders' Equity	**2025**	**2024**
Common Shares	482	482
Additional paid-in capital	19,399,819	18,501,549
Shares to be issued	–	–
Accumulated deficit	(28,849,003)	(25,826,557)
	(9,448,701)	(7,324,526)
Non-controlling interests	(1,627,875)	(1,625,936)
Total shareholders' equity	(11,076,576)	(8,950,462)



Consolidated Income Statement	For the Year Ended December 31,	
	2025	**2024**
Revenues	1,113,154	733,981
Expenses	(4,137,539)	(3,386,606)
Consolidated Net income (loss)	(3,024,385)	(2,682,235)
Net Income (loss) attributable to the non-controlling interests	(1,938)	(2,857)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(3,022,447)	(2,649,768)

The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

Restricted Cash

The Company did not have restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2025.

As of December 31, 2025, the Company had $66,000 in restricted cash from its subsidiary. This amount is not available for use but is reserved to fulfill the lease requirement with the Port of Seattle.

In accordance with ASC 230, the following table provides a reconciliation of cash, cash equivalents, and restricted cash as presented in the Company's consolidated statement of cash flows:

Reconciliation of Cash, Cash Equivalent, and Restricted Cash:

Description	Amount
Cash and cash equivalents	$236,708
Restricted cash	$66,000
Total cash, cash equivalents, and restricted cash	$302,708


Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. It also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. In estimating the allowance for doubtful accounts, the Company incorporates both current and forecasted economic conditions focusing on factors expected to influence credit losses. In accordance with ASC 326, the allowance is measured at origination and reflects an estimate of lifetime expected credit losses. As significant judgment is required, the review of the appropriateness of the allowance for credit losses is performed annually by the finance department with participation by the Company's executive management.

Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2024 and 2025 was not necessary. As of December 31, 2024, the Company reported total trade receivables of $6,078. By December 31, 2025, this amount had increased to $19,636.

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2024 and 2025. There was no obsolete inventory recognized as an expense in 2024 or 2025. The following is a summary of inventory by major category:

	December 31, 2025	December 31, 2024
Raw materials	$60,649	$63,067
Work-in-process	$14,322	$10,480
Total Inventory	$74,971	$73,547

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and includes consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation expenses amounted to $414,122 for the year ended December 31, 2024, and $268,023 for the year ended December 31, 2025. The balances on December 31, 2024 and 2025 consist of property and equipment with estimated useful lives ranging from three to five years.



For the financial years ended December 31, 2024 and 2025

	For the Year Ended December 31,	
	2025	**2024**
Lab Equipment	$321,692	$321,692
Computer Software	$93,461	$93,461
Computer Hardware	$30,880	$30,880
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$27,023
Demo System	$3,298	$3,298
Construction in Progress (CIP)	$1,525	$0
Scanners	$114,944	$114,944
Leasehold Improvements	$0	$365,536
Leased Asset (Currently Leased)	$114,540	$15,965
Leased Asset (Available for Lease)	$1,876,808	$1,876,808
Fixed Assets subtotal	$2,599,101	$2,864,537
Accumulated Depreciation	-$2,482,012	-$2,342,912
Fixed Assets, less accumulated depreciation	$117,090	$521,625

* Note: CIP is not part of the depreciation calculation

During 2025, the Port of Seattle notified the Company that it would not renew the lease beyond January 31, 2026, after which the lease will convert to a month-to-month arrangement. As a result, the Company determined that it no longer has an enforceable right to the underlying leased space beyond that date, the related leasehold improvements were determined to have no recoverable value. 2025. Accordingly, the Company recorded an impairment loss of $236,613 related to leasehold improvements in 2025. The impairment loss was recognized in Other Expenses in the Income Statement for the year ended December 31, 2025.

Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Revenue Recognition

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2024, and 2025:

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2024 and 2025

Type	2025		2024	
Grant/Study	$0	0%	$224,471	31%
PAAS	$0	0%	$0	0%
Sale	$489,829	44%	$8,372	1%
Service	$623,325	56%	$501,138	68%
Grand Total	$1,113,154	100%	$733,981	100%

For the year ended December 31, 2024 and 2025, the Company recognized $499,666 and $515,370, respectively, in lease revenue as service from its wholly owned subsidiary, FiSC LLC.

The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.

b. Sale of product, parts, and equipment
  (i)   Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
  (ii)   Sales of standard (non-custom) products are supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.

c. Lease/Rental income
  Rental income from operating leases is recognized on a straight-line basis over the lease term, in accordance with ASC 842.

d. Rendering of services
  As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.

e. Research and Grants
  Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

Revenue by geographic area for the years ended December 31, 2024 and 2025, for all revenue types, is summarized as follows:

Country	2025		2024	
USA	$691,886	62%	$644,045	88%
Faroe Islands	$155,483	14%	$0	0%
New Zealand	$137,976	12%	$0	0%
Norway	$108,575	10%	$0	0%
Sweden	$19,233	2%	$39,936	5%
United Kingdom	$0	0%	$50,000	7%
Grand Total	$1,113,154	100%	$733,981	100%



For the year ended December 31, 2024, approximately 12% of the Company's total revenue was generated from a single customer.

For the year ended December 31, 2025, the Company had three customers, each contributing more than 10% of total revenue. These customers accounted for approximately 37% of the total revenue for the year.

Unearned Revenue (Deferred Revenue)

Unearned revenue represents amounts billed to or collected from customers for which the related performance obligations have not yet been satisfied. Such amounts are recognized as revenue when the Company satisfies its performance obligations in accordance with the terms of the applicable customer contracts.

As of December 31, 2024, the Company had no unearned revenue. As of December 31, 2025, unearned revenue amounted to $761,465, attributable to contracts with two customers with an aggregate contract value of approximately $1.33 million. These contracts are expected to be completed during fiscal year 2026. The unearned revenue balance as of December 31, 2025 is classified as a current liability, as the related performance obligations are expected to be satisfied within one year.

The Company had no unearned revenue as of December 31, 2024; accordingly, no revenue was recognized during the year ended December 31, 2025 related to prior-period unearned revenue. Amounts recorded as unearned revenue during 2025 and satisfied within the same year were recognized as revenue in 2025.

Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customers will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products are not material.

Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.


Fair Value Level	Description	2025	2024
Level 1	Warrant Liability	$0	$0
Level 2	Warrant Liability	$0	$0
Level 3	Warrant Liability	$368,884	$0
Total		**$368,884**	**$0**

The Company measures its warrant liability at fair value on a recurring basis. As of December 31, 2025 and 2024, the warrant liability was classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to five years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $290,194 in 2024 and $109,022 in 2025, respectively.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.


Advertising and Marketing Costs
Advertising costs are expensed as incurred. Advertising expenditures totaled $77,786 and $32,353 at the end of 2024 and 2025, respectively.

Shipping and Handling
The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the years 2024 and 2025 were $5,703 and $30,010 respectively. The increase in shipping and handling costs in 2025 was primarily due to higher international sales and the associated freight, customs, and related logistic costs.

Net Earnings or Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2025	2024
Common Stock	48,017,682	48,012,146
Convertible notes (Convertible to Common Stock)*	750,000	750,000
Warrants to purchase common stock	3,751,751	3,668,775
Stock options	8,137,126	9,034,596
Total potentially dilutive shares	60,656,559	61,465,517

*Convertible notes potential shares calculated based on convertible exercise price of $1.50 per share.

Shared Work Program
The Company participated in the Washington State Shared Work program during 2024 to navigate the impact of a brief economic downturn and stabilize the business, while reducing its payroll burden. In 2025, participation in the program was limited to a small number of employees. Participating employees received a prorated percentage of unemployment insurance benefits to compensate for reduced working hours.

Segment Reporting
The Company reports operating segments in accordance with ASC 280 under US GAAP, which requires disclosure of financial and descriptive information about reportable segments. Based on this guidance, the Company has determined that its Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM). The CODM evaluates the Company's performance and makes decisions about resource allocation on a consolidated basis. An operating segment is a component of the Company:
- that engages in business activities from which it may earn revenues and incur expenses;
- whose operating results are regularly reviewed by the Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

Segment information reported includes measures of revenue, operating income (loss), total assets, and other items necessary to reconcile to the Company's consolidated financial statements, as required by ASC 280. Inter-segment revenues and expenses are eliminated in consolidation. The accounting policies used for segment reporting are the same as those described in the summary of significant accounting policies, unless otherwise noted.



NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2025, 48,017,682 shares of common stock were issued and outstanding. Changes in common stock between 2024 and 2025 relate to the issuance of 5,536 new shares from the following:

- 1,536 shares issued from exercised warrants in the amount of $1.
- 4,000 shares, valued at $1.50 per share totaling $6,000, to a consultant for services rendered pursuant to a written agreement during this period, resulting in a $5,000 reduction in payables.

During the year ended December 31, 2024, the Company recorded 156,424 shares of common stock issued under its Regulation Crowdfunding ("Reg CF") campaign for a value of $71,322. The Company incurred offering costs amounting to $9,422 related to its 2024 Reg CF campaign. The Company did not conduct a Reg CF offering during the year ended December 31, 2025.

Warrants and Convertible Notes

As of December 31, 2025, the Company had 3,751,751 common stock warrants outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for years ending 2024 and 2025 were 3,668,775 and 3,751,751, respectively. The increase in warrants outstanding from 2024 to 2025 resulted from the issuance of 245,922 new warrants, partially offset by the expiration of 161,410 warrants and the exercise of 1,536 warrants. The warrants issued during 2025 relate to acquisition of subsidiary that occurred in 2024. These warrants were initially valued at their fair value on the issuance date and recorded as a warrant liability as of December 31, 2024. During 2025, upon issuance of the warrants, the related warrant liability was reclassified to equity. The average exercise price of warrants issued during 2024 was $1.00 per share. The average exercise price of warrants issued during 2025 was $0.00001 per share, primarily related to warrants issued in connection with the acquisition of FiSC, LLC as a wholly owned subsidiary. As of December 31, 2025, the weighted-average exercise price of outstanding warrants was $0.96 per share.

	December 31, 2025		December 31, 2024	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	3,668,775		4,085,907	
Issued	245,922	$0.00001	150,000	$1.50
Exercised	(1,536)		(264,568)	
Cancelled	-		-	
Expired	(161,410)		(302,564)	
Outstanding - end of year	3,751,751	$0.96	3,668,775	$1.12
Weighted average grant date fair value of warrants granted during year	$1.50		$0.84	
Weighted average duration (years) to expiration of outstanding warrants at year-end	4.37		2.55	

Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 shares of common stock for issuance under the 2018 Equity Incentive Plan (EIP). As of December 31, 2025, 8,137,126 stock options were issued and outstanding under the Plan. Changes in EIP stock options between 2024 and 2025 resulted from the expiration of 897,470 options. See Note 4.


Non-Controlling Interests

The Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $2,857 for 2024 and $1,938 for 2025. Cumulative losses in the non-controlling interest are $1,627,875 as of December 31, 2025.

NOTE 4 – COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018, with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. In 2024, the Company granted 4,020,000 stock options to its employees and consultants under the plan. These options were granted on October 1st, have an exercise price of $1.50 per share, and vest over a period of four years, including a one-year cliff. During 2025, 897,470 stock options expired. As of December 31, 2025, a total of 10,956,287 shares remained available for future grant under the Plan.

Vesting generally occurs over a period of four years. A summary of information related to stock options for the year ending December 31, 2025 and December 31, 2024 is as follows:

	December 31, 2025		December 31, 2024	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	9,034,596		5,014,596	
Granted	0		4,020,000	$1.50
Exercised	0		0	
Forfeited and Expired	(897,470)		0	
Outstanding - end of year	8,137,126	$1.16	9,034,596	$1.12
Exercisable at end of year	5,259,626	$0.97	4,940,429	$0.80
Weighted average grant date fair value of options granted during year	N/A		$0.99	
Weighted average duration (years) to expiration of outstanding options at year-end	4.17		8.23	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the



fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a 50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2024 and 2025 are as follows:

	2025	2024
Risk Free Interest Rate	4%	4%
Expected Dividend Yield	0%	0%
Expected Volatility	50%	60%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.50

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2025. Stock based compensation for 2024 and 2025 was $175,094 and $523,385 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $1,378,188.

NOTE 5 – EMPLOYEE RETIREMENT PLANS
The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Safe Harbor Matching Contribution Plan). Employees are eligible to participate in the 401(k) Plan three months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Safe Harbor Plan at a 3.5% deferral rate unless the employee elects otherwise. The Company will make a matching contribution in an amount equal to 100.00% of the Employee Contributions that are not in excess of 3.50% of the employees' compensation. All contributions are vested immediately. The Company recognized expenses associated with employee retirement plans of $37,116 in 2024 and $35,408 in 2025.

NOTE 6 – COMPANY DEBT
The Company has financial institution lines of credit outstanding as of December 31, 2024, and 2025. All lines of credit are fully utilized with an interest rate ranging from 6.75% to 73.80% with balances of $275,417 and $352,517 as of December 31, 2024, and 2025, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 8% and maturity dates ranging from 2 to 26 years. A general UCC security interest on


Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank.

Other than Related Party Transactions (See Note 10) and Convertible Notes there were unsecured private party loans in the amount of $100,000 as of December 31, 2024 and 2025.

As of December 31, 2024 and December 31,2025, the Company had one outstanding related-party Convertible Note with principal balance of $500,000. The Note is convertible at a price of $1.50 per share and includes a 50% bonus share feature. This Note bears interest at a rate of 15% per annum and matures in July 2026.

The Company's total debt, inclusive of accrued interest, increased by $1,277,352, from $8,531,427 as of December 31, 2024 to $9,808,779 as of December 31, 2025. The increase was primarily attributable to additional borrowings in the form of short-term bridge loans used to support ongoing operations. Interest expense for the years ended December 31, 2024 and 2025 was $362,733 and $541,752, respectively. During 2025, the Company entered a Letter of Intent and later a Letter of Commitment to refinance all outstanding debt at significantly reduced interest rates, including deferred interest payments for two years. The definitive agreements have not yet been executed and await final due diligence.

SAFE Notes
The Company has outstanding Simple Agreement for Future Equity ("SAFE") notes that provides investors with the right to receive certain shares of the Company's capital stock upon the occurrence of a qualifying equity financing or other specific events. The SAFE notes are recorded as long-term liabilities at their estimated fair value.

No SAFE notes were converted into shares of the Company's preferred stock during the years ended December 31, 2024 and 2025. SAFE notes with an aggregate principal of $1,102,350 remained outstanding as of December 31, 2025.

The scheduled principal payments due for each of the next five years and thereafter are as follows:


Principal Loan Obligations	2026	2027	2028	2029	2030	5+ Years
1	$238,131					
2	$138,000					
3	$270,505					
4	$206,816					
5	$833,942					
6	$39,836					
7	$409,703					
8	$250,000					
9	$500,000					
10	$275,000					
11	$216,816					
12	$37,680					
13	$195,000					
14	$32,000					
15	$677,300					
16	$3,300					
17	$1,347,722					
18	$319,072	$672,465				
19	$60,000	$42,663				
20	$50,250	$18,044				
21	$52,927	$54,242	$12,877			
22	$13,084	$38,575	$3,215			
23	$1,975	$1,975	$1,975	$1,975	$1,975	$38,823
24	$9,902	$9,907	$10,284	$10,636	$10,636	$359,817
25		$75,000				
26			$100,000			
27						$1,102,350
Total	$6,178,960	$912,870	$128,351	$12,611	$12,611	$1,500,989

NOTE 7 – LEASE OBLIGATIONS

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

The Company leases from FiSC LLC (subsidiary) a portion of the buildings for its manufacturing and office space at prices below market value. Monthly lease obligations under the agreement are base rent starting at $7,749 per month for a combined office and manufacturing space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates.

Effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company. As a result, the intercompany lease was eliminated through consolidation. The lease obligations reflected are related to its subsidiary, FiSC LLC to its lessor, the Port of Seattle. At the time of acquisition, FiSC LLC initially recognized a lease liability and a corresponding right-of-use asset totaling $605,276.

FiSC, LLC 2025 monthly lease obligations with the Port of Seattle are base rent of $26,759 per month for a combined office and manufacturing space, plus 12% of common area operating costs, including excise tax, subject to actual expenses.

As of December 31, 2025, the Company reported an operating lease obligation with a remaining commitment of $26,706. Additionally, the right-of-use assets recognized in connection with the lease totaled $308,368, with a remaining balance of $26,348.

The right-of-use assets were calculated based on the present value of lease payments over the lease term. The Company recognizes lease expense on a straight-line basis over the lease term and does not have


any material variable lease payments or residual value guarantees. The Company did not have any finance leases as of December 31, 2025.

A summary of operating lease assets and liabilities as of December 31, 2025, are as follows:

Operating Lease	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	$26,348	$334,717
Total right-of-use assets	**$26,348**	**$334,717**
Operating lease liabilities, current	$26,706	$311,942
Operating lease liabilities, non-current	$0	$26,706
Present Value of Lease Liabilities	**$26,706**	**$338,648**
Imputed Interest	**4.58%**	**4.58%**

The Company's operating lease term was scheduled to expire on January 31, 2026. As of December 31, 2025, the remaining non-cancelable term of the operating lease was one month. During the fourth quarter of 2025, the Port of Seattle notified the Company that it would not renew the lease beyond January 31, 2026, after which the lease would convert to a month-to-month arrangement.

The weighted average discount rate used to calculate the present value of lease payments for the Company's operating lease as of December 31, 2025, is 4.58%.

In 2024 and 2025 the Company recognized rent expenses of $288,905 and $320,017, respectively. The amount represented lease expenses to FiSC LLC. The rent expense recognized pertains solely to lease payments made by FiSC LLC to its master lessor, the Port of Seattle, for spaces that were subleased to third-party tenants.

The future minimum lease payments required under the lease obligations having remaining non-cancellable lease terms as of December 31, 2025, are as follows:

Lease Obligation	
2026	2027
$26,706	$0

NOTE 8 – CONTINGENCIES
There are currently no known existing or pending legal proceedings against the Company. The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS
The Company has not adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is effective for private companies for annual periods beginning after December 15, 2024. Management does not expect adoption to have a material impact on the financial statements, as income taxes are not material. As new accounting pronouncements are issued, the Company will evaluate their applicability and adopt those standards that are relevant under the circumstances.


NOTE 10 – RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had outstanding loans from related parties totaling $5,032,716 inclusive of accrued interest, compared to $3,736,249 as of December 31, 2024. All such loans mature between May 2026 and February 2029. Interest rates range from a low of 3.5% to a high of 15%. The loans were originally provided as bridge financing to support working capital needs and/or project financing. The Company intends to secure terms from third party debt and/or equity financing to retire related and unrelated party debt in due course as the Company builds value and improved terms in the marketplace become commercially feasible.

During 2025, the Company borrowed $1,046,648 from multiple related parties and repaid $125,550 to two related parties (collectively, the "Related Party Loans"). The Related Party Loans bear interest at a rate of 10% per annum and mature on or before September 30, 2026.

During the year the Company extended the maturity dates of thirty-nine promissory notes with seven different related parties (the "Extended Loans"). The Extended Loans have revised maturity dates ranging from May 1, 2026, through September 30, 2027, with an aggregate principal balance of $1,937,699.

Potential Acquisition of Minority Investor Holdings in Subsidiary

On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding and has no automatic expiration date. The Company would expect the terms to be renegotiated in any definitive agreement.

NOTE 11 – INCOME TAX

The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2025, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $13,824,172. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2025.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2024 and 2025, the Company had approximately $3,312,019 and $3,837,712 in deferred tax assets (DTAs), respectively. These DTAs include approximately $2,698,188 related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of



depreciation of Intangibles for financial reporting over the tax basis in the amount of $451,367 and $402,342 as of December 31, 2024 and 2025, respectively.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2021 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

As of December 31, 2024 and 2025, the Company recorded a valuation allowance of $2,145,359 and $2,771,321 respectively, which fully offset net deferred tax assets of $1,912,352 and $2,538,314. The increase in the valuation allowance during 2025 was primarily attributable to increases in net operating loss carryforwards and other deductible temporary differences.

The deferred tax liabilities as of 2024 and 2025 are $1,399,668 and $1,299,398 respectively. These amounts primarily relate to taxable temporary differences arising from excess tax depreciation over book depreciation on property, plant, and equipment, investments in the Company's subsidiary, Fish Transport Systems, LLC, and right of use assets totaled $1,184,370 and $1,189,878 as of December 31, 2024 and 2025, respectively. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements.

After giving effect to the valuation allowance, the Company reported net deferred tax liabilities of **Net Operating Loss Carryforwards**
As of December 31, 2025, the Company had federal net operating loss carryforwards of approximately **$13,824,172** available to offset future taxable income. Net operating losses generated in tax years **2019 and 2020 may be carried forward indefinitely** under current provisions of the Internal Revenue Code, subject to applicable limitations.
Utilization of the Company's net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code in the event of certain ownership changes. In addition, net operating losses generated in tax years after December 31, 2017 may be utilized to offset **no more than 80% of taxable income** in any given tax year.
The Company applies the U.S. federal corporate income tax rate of **21%** and, based on current projections and the availability of net operating loss carryforwards, **does not anticipate a federal income tax liability for the tax year ended December 31, 2025**.
as of both December 31, 2024 and 2025. The valuation allowance will be reassessed in each reporting period and may be adjusted if sufficient objective positive evidence becomes available, including sustained profitability or a change in the character or timing of taxable income sufficient to support realization of deferred tax assets.

The net deferred tax expense and liabilities as of December 31, 2025, is estimated at $233,007, with no change anticipated from the prior year.

For financial reporting purposes, income tax expense includes the following components:

For the financial years ended December 31, 2024 and 2025



Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2025	**2024**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	0	0
Total deferred tax	0	0
Income tax expense (benefit)	0	0
	0	0

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2025	**2024**
Deferred tax assets related to:		
Net Operating Loss Carryforward	2,698,188	2,178,922
Tax Credit Carryforward	117,496	112,178
Reserves and Accruals	186,596	81,332
Intangibles (book depreciation in excess)	402,342	451,367
Stock Compensation	301,394	295,677
Property Plant & Equipment (book depreciation in excess)		0
Capitalized Research Costs	108,242	103,582
Lease Liability	23,454	88,962
Total deferred tax assets	3,837,712	3,312,019
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(86,520)	(127,541)
Investment in Fish Transport Systems, LLC	(1,189,878)	(1,184,370)
Right of Use Asset	(23,000)	(87,757)
Total deferred tax liabilities	(1,299,398)	(1,399,668)
Total net deferred taxes	2,538,314	1,912,352
Less deferred tax assets valuation allowance	(2,771,321)	(2,145,359)
Net deferred tax liabilities	(233,007)	(233,007)

NOTE 12 – GOING CONCERN

Our financial statements were prepared on a "going concern" basis. That means that the financial statements were prepared with the assumption that the company will continue to operate for the foreseeable future and will not be forced to liquidate its assets or cease operations. Certain matters, as described herein and the accompanying financial statements could indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our ability to continue operations has been and continues to be dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital or debt financing to grow and scale the company products during an uncertain economic environment. During 2026, management plans to continue to: (i) streamline operations by using outside contractors and or software subscriptions and artificial intelligence tools, (ii) develop a robust sales pipeline including by GSA and e-commerce sales, and (iii) to fund its


operations with capital from financing vehicles such as Reg CF, its SAFE securities offering, warrant exercises, new Reg D investments, additional, refinanced or modified loans, and improved revenue outlook. The Company does not currently plan to reduce its cash burn by reducing employee headcount to preserve capital. There are no assurances that management will be able to continue to raise new capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of timely capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 13 – SUBSEQUENT EVENTS

Management's Evaluation

Starting in 2026, tariff rates, agency cuts and more recently the Iran War have collectively made doing business in the U.S. more difficult. The Company is now taking steps to open an office in Norway and then in Canada in 2026, to mitigate negative business impacts resulting from federal policy on geopolitics with traditional U.S. business partners and our Company business interests in key markets abroad. Unfortunately, the foreseeable effect is higher transaction costs. Having offices in these key markets should bring us closer to our customers there, put the Company in a stronger position to manufacture or fabricate products where we may minimize tariffs and reduce the impacts of a depreciating dollar against those currencies.

Effective February 1, 2026, the Port of Seattle elected not to renew the Master Lease with FiSC LLC as the Port prepares adjacent properties for new construction and ultimately tenants relocate into the new facilities expected to be completed in late 2028. As a result, FiSC LLC is no longer subleasing to any subtenants, including the Company. The Port of Seattle has entered into a new lease agreement directly with the Company, which does not include the space previously subleased to other tenants. The company will continue to evaluate its future space needs and operations.

On March 10, 2026, the Company launched a Regulation Crowdfunding (Reg CF) capital raise campaign scheduled to end April 30, 2026, unless extended. The result of this offering will be reflected in the period in which the offering closes and proceeds are received.

Between March 14 and April 15, 2026, the company entered into three separate short term Purchase Money Agreements totaling $430,000 with related and unrelated parties to finance Company projects under contract.

On April 14, 2026, the Company entered into a non-binding Letter of Intent for convertible debt financing. Until such time that a definitive agreement has been executed, there remains a significant risk of delay or failure to close.

The Company is taking further steps to identify alternative sources of attractive project financing, debt refinancing and/or capital in the event that the transactions contemplated by the non-binding letters do not result in a definitive agreement for any reason.

Management has evaluated subsequent events through April 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.